NEWS RELEASE
October 5, 2011	Release 13-2011

WESTERN COPPER ANNOUNCES SHAREHOLDER
AND COURT APPROVAL OF ARRANGEMENT

VANCOUVER, B.C. Western Copper Corporation ("Western Copper” or “Existing WRN") (TSX: WRN) (NYSE Amex: WRN) is pleased to announce that the Supreme Court of British Columbia has granted the final order approving the previously announced plan of arrangement under the Business Corporations Act (British Columbia) under which Western Copper will spin-out its Carmacks project in the Yukon Territory and its Redstone project in the Northwest Territories indirectly to Copper North Mining Corp. ("Copper North"), spin-out its Island Copper project in British Columbia indirectly to NorthIsle Copper and Gold Inc. ("NorthIsle"), and rename Western Copper Corporation as Western Copper and Gold Corporation (“New WRN”). The plan of arrangement is expected to complete after the close of markets on Monday, October 17, 2011 (the "Effective Time").

Western Copper anticipates that common shares of New WRN (“New WRN Shares”) will commence trading on the Toronto Stock Exchange a few days after October 17, 2011. Advance notice of the commencement of such trading will be provided by press release.

Application has also been made to list the common shares of Copper North (“Copper North Shares”) and the common shares of NorthIsle (“NorthIsle Shares”) on the TSX Venture Exchange. Such listings are subject to compliance with all of the TSX Venture Exchange requirements, including receipt by the TSX Venture Exchange of all required documentation.

Entitlement to spin-out shares

a)	For Shareholders trading on the Toronto Stock Exchange (“TSX”)

New WRN Shares will not trade on the TSX until a few days after the Effective Time on October 17, 2011.

Common shares of Western Copper will continue to trade on the TSX as Existing WRN Shares with an entitlement to New WRN Shares, Copper North Shares and NorthIsle Shares until New WRN Shares begin trading on the TSX, despite the fact that the Effective Time for the implementation of the plan of arrangement will have occurred on Monday, October 17, 2011.

In order to receive New WRN Shares, Copper North Shares and NorthIsle Shares, an investor must execute a trade to purchase Existing WRN Shares on the TSX before the New WRN Shares commence trading on the TSX.

b)	For Shareholders trading on the NYSE Amex

It is expected that common shares of New WRN will commence trading on the NYSE AMEX at the market opening on Tuesday, October 18, 2011.

Common shares of Western Copper will trade on the NYSE Amex as Existing WRN Shares with an entitlement to New WRN Shares, Copper North Shares and NorthIsle Shares until the close of trading on Monday, October 17, 2011.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3  |  T 604.684.9497 F 604.669.2926  |  www.westerncoppercorp.com

In order to receive New WRN Shares, Copper North Shares and NorthIsle Shares, an investor must execute a trade to purchase Existing WRN Shares on the NYSE Amex before the close of trading on Monday, October 17, 2011.

Exchange of Existing WRN Shares

If your current Western Copper common shares (CUSIP 95805Y102) are held through your broker, your broker, or the depositary with which your broker holds such shares, will be responsible for dealing with the exchange of Existing WRN Shares for New WRN Shares (CUSIP 95805V108) and the distribution of Copper North Shares (CUSIP 21751R107) and NorthIsle Shares (CUSIP 66644R103) on your behalf.

Western Copper will be mailing letters of transmittal to all eligible registered shareholders. To receive certificates representing New WRN Shares, Copper North Shares and NorthIsle Shares, registered shareholders must surrender their certificates for Existing WRN Shares, together with a duly completed letter of transmittal, to Computershare Investor Services Inc. ("Depositary") at the address shown on the letter of transmittal. Upon surrender to the Depositary for cancellation of a certificate representing Existing WRN Shares, together with a properly executed letter of transmittal, the holder of such surrendered certificate will be entitled to receive, and the Depositary will deliver to such holder, certificates representing that number (rounded to the nearest whole number) of New WRN Shares, Copper North Shares and NorthIsle Shares that such holder has the right to receive pursuant to the plan of arrangement and the surrendered certificate will be cancelled.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver-based exploration and development company with properties containing significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project, both located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncoppercorp.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3  |  T 604.684.9497 F 604.669.2926  |  www.westerncoppercorp.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the proposed plan of arrangement and the expected timing and structure thereof; anticipated listings and trading and the expected timing thereof; anticipated regulatory approvals; and resource and reserve estimates. All forward-looking statements and information are based on Western Copper's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to the proposed plan of arrangement and proposed listings will be obtained in a timely manner, that regulatory approvals will be available on acceptable terms and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3  |  T 604.684.9497 F 604.669.2926  |  www.westerncoppercorp.com